                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 FORM 10-SB/A1



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PLANET SWEEP, INC.

                (FORMERLY INTEGRATED SYSTEMS INTERNATIONAL, INC.)
              (Exact name of Small Business Issuer in its Charter)


           NEVADA                                              06-572563
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number


              570 LEXINGTON AVENUE, 45TH FLOOR, NEW YORK, NY 10022 (Address of principal executive offices) (Zip Code)

                                 (212) 751-7282
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                              Name of Each Exchange on Which
To be so Registered                              Each Class is to be Registered
-------------------                              ------------------------------

     n/a                                                     n/a

Securities registered under Section 12(g) of the Exchange Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of Class)

                               PLANET SWEEP, INC.


                                 FORM 10-SB/A1


                               TABLE OF CONTENTS

NO. TITLE                                                                               PAGE NO.
---------                                                                               --------
                                     PART I

Item 1.  Description of Business............................................................3
Item 2.  Management's Discussion and Analysis or Plan of
         Operations.........................................................................7
Item 3.  Description of Property...........................................................11
Item 4.  Security Ownership of Certain Beneficial Owners and
         Management........................................................................11
Item 5.  Directors, Executive Officers, Promoters, and
         Control Persons...................................................................12
Item 6.  Executive Compensation............................................................14
Item 7.  Certain Relationships and Related Transactions....................................15
Item 8.  Description of Securities.........................................................16

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.......................................17
Item 2.  Legal Proceedings.................................................................17
Item 3.  Changes in and Disagreements with Accountants.....................................18
Item 4.  Recent Sales of Unregistered Securities...........................................18
Item 5.  Indemnification of Directors and Officers.........................................22

                                    PART F/S

         Financial Statements..............................................................22

                                    PART III

Item 1.  Index to Exhibits.................................................................22
Item 2.  Description of Exhibits...........................................................23
         Signatures........................................................................25

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         The Registrant was incorporated on July 17, 1998 in the State of Nevada under the name Integrated Systems International, Inc. for the initial purpose of raising capital for Internet related projects. The Registrant is now in the business of providing proprietary Internet technology and content development to consumers throughout the world and is considered to be in the development stage.

         The Registrant seeks to achieve global brand name recognition under the PlanetSweep.com name. The Registrant intends to market its automated web search engine ("The Cyclone-TM-"), aggregate and deliver third-party content to the Internet enduser and complete the development of its Secure Digital Audio and Video Encryption ("Anti-bootleg Encryption") software. Its mission is to create and maintain a unique web portal platform utilizing its interactive network multicast capabilities for content delivery to consumers and Internet Service Providers ("ISPs").

         In March 2000, the Registrant signed a Patent Assignment Letter with Kasstech, Inc. ("Kasstech"), a Delaware corporation, whereby the Registrant acquired the rights for an automatic search engine ("Automated Search Engine") and a secure digital audio encryption ("Anti-Bootleg Audio Encryption"). In exchange, the Registrant issued 5,000,000 shares to Kasstech, Inc. The provisional patent "Anti-Bootleg Audio Encryption" (Serial No. 60/176280) and "Automated Search Engine" (Serial No. 60/176331) were filed in the U.S. Patent and Trademark Office on January 14, 2000. The Registrant also signed a Consulting Agreement with Kasstech, whereby Kasstech performs research and development and other technology related services for the Registrant for a monthly fee of $10,000. The Consulting Agreement, as amended, will expire in March 2005.

         In March 2000, the Registrant developed a prototype of the Internet Service Provider Interface (the "Web Console"). The Registrant plans to distribute the Web Console, provide automated web search capabilities, and aggregate third-party content for distribution over the Internet.

         The Registrant plans to primarily generate revenue through electronic commerce (e-commerce) transactions. The Registrant intends to license its content and technologies to third parties. The Registrant also anticipates revenues from information technology consulting, as well as Internet advertising and sponsorships. The Registrant plans to produce, replicate, and sell CDs, CD-ROMs/ and DVDs.

         Also in March 2000, the Registrant signed a Memorandum of Understanding (the "Memorandum") with Loral Space & Communications Ltd. ("Loral Space") to provide content for delivery to their participating wireless ISPs. CyberStar, Inc. ("CyberStar"), a wholly owned subsidiary of Loral Space, currently has approximately ten (10) million Internet subscribers via its service agreements with ISPs. No definitive agreement has been reached as a result of this Memorandum, and no revenue has been derived from this relationship.

         In addition, in March 2000, the Registrant signed a five-year agreement (the "Financial Advisory Agreement") with Villiers Capital Partners, LLC ("VCP"). Pursuant to this Financial Advisory Agreement, VCP provides corporate finance, investor relationship, strategic and capital planning, and other financial and management advice to the Registrant. This Financial Advisory Agreement will expire in March 2005; however, it provides for automatic one-year renewals unless cancelled by either party in writing.

         In April 2000, the Registrant entered into a Co-marketing Agreement (the "Agreement") with Access Power, Inc. ("Access Power"), a Florida-based corporation, where the Registrant will be engaged in the sale and distribution of proprietary Internet related software, including the Planet Sweep NetCaller service. The Co-marketing Agreement will allow the Registrant to integrate Access Power's NetCaller IP telephony software into the Registrant's Web Console. This Agreement is in effect for the initial one-year term with automatic renewal after the expiration of the initial term. The Registrant will receive revenue participation equal to ten percent (10%) of gross subscription fees and is expected to generate $300,000 to $500,000 in revenues during the next 12 months.

         Also, in April 2000, the Registrant negotiated a Limited Consulting Agreement (the "Limited Consulting Agreement") with Teknicon, Inc. ("Teknicon"), a Connecticut-based corporation, to provide management services to the Registrant's InfoSweep Consulting division. The current informal understanding is expected to be formalized by the end of September 2000. The preliminary terms include monthly compensation of $7,900 payable by the Registrant to Teknicon. In addition, Teknicon will receive 1,000,000 shares of the Registrant's common stock, to vest over a three-year period.

         In May 2000, the Registrant signed a Consulting Agreement with Wet Beak Holdings, Inc. and Michael Schenkein to provide content development consulting and management services. The agreement provides for monthly compensation of $10,000 payable by the Registrant. Additionally, Mr. Schenkein will receive 1,000,000 shares of Planet Sweep common stock to vest over a three year period.

         In May 2000, the Registrant signed a Confidentiality/Non-disclosure Agreement with Satama USA Inc., a Texas corporation engaged in wireless applications and software development. The Registrant will be exploring the possibility of applying their Web Console to wireless communications devices and automated search engine technologies.

         On May 31, 2000, the Registrant filed a patent application (Serial No. 09/583248) with the United States Patent and Trademark Office for Automated Search Engine. This patent pending software application significantly reduces Internet search time by automatically presenting the relevant web sites in response to the search parameters set up by the users.

         On June 16, 2000, the Registrant changed its name to Planet Sweep,
Inc.

         In July 2000, the Registrant launched an Internet portal www.PlanetSweep.com. This site is designed to offer a large library of on-demand destination sites integrated for specific geographic locations and language capabilities. The Registrant's site will incorporate specialized web channels including entertainment (video, music, sports, games), food, travel, finance, business, fashion, health, education, politics, chat and e-mail. The site will be able to process secure e-commerce transactions. The Planet Sweep Internet portal will utilize the Registrant's proprietary Web Console and Automated Search Engine.

         The Internet industries are relatively new and subject to rapid change. Intense competition from existing and potential competitors with longer operational histories, greater brand name recognition, larger customer bases and greater financial, technical and marketing resources, may adversely affect the Registrant's ability to secure a viable position in the marketplace.

         The available Internet market is global and underutilized. The Registrant will not be reliant upon any small number of major customers in any of its markets.

         The Registrant believes there is minimal cost, if any in complying with current environmental laws.

         The Registrant currently employs eight (8) full time employees and expects the total number of employees to reach twenty (20) within twelve (12) months.

         The Registrant will seek content acquisitions opportunities worldwide, focusing on the Asian, African and European markets.

         The Registrant plans to market its products and services both directly and indirectly. Furthermore, the Registrant will use its contacts and relationships in the industry to further develop and market its products as they are developed.

         The Registrant has voluntarily filed this Form 10-SB in order to become a fully reporting company. This filing was undertaken in order to be eligible for an initial listing on the NASD OTC Bulletin and a listing when qualified on the NASDAQ Small Cap Market. By virtue of being so listed as a publicly traded company, the Registrant will have access to the public markets for fund raising to assist it with its in Research and Development efforts and for the distribution of its products.

         This Registration Statement will automatically become effective as of 60 days from the date of filing and consequently, the Registrant is required to file annual reports in accordance with the Securities Exchange Act of 1934.

         The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. The Registrant's Internet address is www.planetsweep.net.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

         The Registrant's operations to date have been funded by private placements of common stock. Liquidity on a long-term basis is expected to be provided by cash generated through operations and from additional debt and/or equity financing.

         The Registrant presently operates the following three (3) divisions:

         - Sweep Digital Services which is engaged in replication of compact discs, DVD's and CD-ROM's, as well as electronic commerce.

         - InfoSweep Consulting is an Information Technology consulting practice.

         - Planet Sweep Entertainment is a provider of broad-based multimedia content to ISPs and end users.

         The Registrant plans to derive its revenues from licensing of its patent pending Automated Search Engine and Web Console. The Registrant also plans to license broad-based multimedia content to ISPs and end-users. Substantial revenues are expected through electronic commerce transactions. E-commerce transactions will include audio and video downloads, on-line advertisements and on-line retail sales. At the first stage, e-commerce transactions will focus on sales of music and video entertainment. In addition, the Registrant plans to derive revenues from licensing of audio encryption technology, providing IT consulting services to external clients, and CD and DVD replication services. The Registrant has generated $76,845 in revenues as of August 15, 2000 from its Sweep Digital Services division and InfoSweep Consulting.

         The Registrant is presently developing the following patentable technologies and products:

         - Patent Pending Automated Search Engine (Serial No. 09/583248). This software application significantly reduces Internet search time by automatically presenting the web sites in response to the user defined search parameters.

         - Web Console Interface - Desktop application designed to facilitate and streamline Internet and system navigation. The Web Console is customizable by the user and is designed to replace the resident operating system (Mac OS, Windows 95/98/NT) desktop.

         - Secure Digital Audio and Video Encryption (U.S. Provisional Patent Application 60/176,280) - 256-bit-key-based audio /video encryption technology designed to protect copyright holders from infringement and "boot-legging".

         The Registrant has a limited operating history. The Registrant had no revenues during the fiscal year ended February 29, 2000 and had a net loss of $52,126 , primarily attributed to general and administrative expenses.

         Net cash of $55,000 provided by financing activities during the fiscal year ended February 29, 2000 resulted from the net proceeds of the sale of common stock.

         From March 1, 2000 to August 15, 2000, the Registrant raised $488,800 from the sale of common stock pursuant to private placement offerings. The Registrant's primary source of operating is presently derived from equity financing.

         In March 2000, the Registrant acquired, pursuant to assignment, a provisional patent for an automatic search engine and a provisional patent for a secure digital audio encryption technology. The Registrant has executed a five-year Consulting Agreement with Kasstech to complete the design of the acquired technologies. The Consulting Agreement requires the Registrant to pay $10,000 monthly to Kasstech, plus additional fees for continued development of the acquired technology and products. These payments are subject to prior approval of the Registrant and are based on the work performed. As of August 15, 2000, the Registrant has paid $116,285 to Kasstech of which $102,952 has been spent on the design and development of the Automated Search Engine, Web Console Interface, content aggregation, and Audio Encryption Technologies.

         The Registrant reasonably expects to significantly increase its revenues by the end of the third quarter, 2000.

         The Registrant's viability is contingent upon its ability to raise additional funds to support development efforts and there is no assurance it will obtain additional financing on terms it deems acceptable.

         The implementation and expansion of the Registrant's business will require a commitment of substantial funds. The Registrant will finance its operations through both internal and external sources of capital. The Registrant will be required to raise additional capital to meet the cash requirements for the next twelve months and it intends to pursue additional funding through the sale of shares of common stock.

         It is anticipated the Registrant will require $3,500,000 to meet its cash needs in the next twelve months for funding current operations and future expansion plans.

         Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the next twelve months.

         The Registrant anticipates a significant change in the number of employees in the next twelve months as it plans to increase the number of employees from eight (8) to at least twenty (20) employees.

         The Registrant is presently negotiating the lease of approximately 7,000 square feet of office space in New York City. It is anticipated that the Registrant will occupy this space in early fourth quarter 2000.

         The Registrant does not anticipate any other significant equipment purchases or leases contemplated during the next twelve months.

         The Registrant's business is not subject to seasonal effects.

         The market for Internet products, services, and technologies is characterized by rapidly changing technology, frequent introduction of new products and evolving industry standards. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually develop and successfully market new products and services that satisfy evolving technologies, customer preferences, and industry requirements within the markets that the Registrant operates.

         The growth of the Registrant's business will depend on the continued growth of the Internet as a medium for communications, electronic commerce, and advertising. The Registrant's business will be harmed if Internet usage does not continue to grow, particularly as a source of information and entertainment and as a vehicle for trade in goods and services.

         The Registrant's future operations and financial results are uncertain and may be affected by the following factors:

         - Market acceptance of the Registrant's services is not established and there is no indication that even if the Registrant's services were established, they could be profitable;

          - Target markets have not been determined nor have channels of distribution to those markets been established;

          -   The Registrant has no brand name recognition;

          - The Registrant may not be able to develop new products and technologies when they are needed or be able to increase the value of existing products and technologies before they become archaic or obsolete; and

          - There is no assurance that the Registrant will be able to compete with the more established companies in the industry.

          In addition, because the market for the Registrant's services and products is relatively new and rapidly changing, it is difficult to predict future financial results. The Registrant's sales and marketing efforts are particularly based on predictions regarding certain developments for similar Internet driven businesses. To the extent that these predictions prove inaccurate, the revenues and operating expenses of the Registrant may fluctuate.

          The Registrant's business and operating results may be harmed if it fails to develop services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs.

          The Registrant's technologies may contain undetected errors that could increase development costs, result in loss of revenues or adverse publicity, or reduce market acceptance of the Registrant's products.

          Any system interruption in availability of the Registrant's services or content could result in a loss of potential or existing business services customers, users, or advertisers.

          A certain portion of the Registrant's revenues depends on the general growth of Internet advertising and the Registrant cannot be certain that advertisers will place advertising with it. The Registrant's Internet content development and advertising infrastructure are still in the early stages of development relative to those of its competitors. The Registrant has filed a patent application for its Cyclone-TM- Automated Search Engine but the patent has not yet been secured.

          The Registrant's success also depends on the ability to attract, train, and retain qualified personnel, specifically those with marketing, sales, management, and technology skills. Competition for such personnel is intense, and many well established companies have competitive advantages over the Registrant in attracting qualified personnel.

          Few existing laws or regulations specifically apply to the Internet and Internet-related businesses. However, it is likely that a number of laws and regulations may soon be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content, copyright and other intellectual property rights, encryption, and electronic commerce. The adoption of such laws and regulations, and uncertainties associated with their validity and enforcement, may affect the Internet-related businesses.

          The executive management team of the Registrant consists of: Mr. Michael Schenkein, President, and Mr. Terrence Tierney, Chief Executive Officer.

ITEM 3. DESCRIPTION OF PROPERTY

         The Registrant's principal office is located at 570 Lexington Avenue, 45th Floor, New York, NY 10022. This office measures approximately 3,500 square feet and is shared with Villiers Capital Partners, LLC at no cost to the Registrant.

         The Registrant also operates an office in Stamford, Connecticut, which occupies approximately 250 square feet and is located at Suit 101, 100 Stamford Plaza, Stamford, CT. The six-month leases commenced on June 1, 2000. The Registrant leases the space for $3,110.20 per month, and the lease payments include secretarial services, telephone, and other amenities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information on the shares of common stock of the Registrant owned as of August 15, 2000:

          - Each person, so far as the Registrant has been able to ascertain, beneficially owns more than 5% of the outstanding 28,693,800 shares of the Registrant;

          -      Each director;

          -      Each of the officers named in the summary compensation table;
                 and

          - All directors and officers as a group, unless otherwise indicated in the footnotes below the table are subject to community property laws where applicable. The persons as to whom the information is given has sole investment power over the shares of common stock.

    NAME                                    NUMBER OF SHARES                  PERCENT
    ----                                    ----------------                  -------
1.  Kasstech, Inc.                                 5,000,000                   17.43%

2.  Aziz Hirji                                    10,000,000                   34.85%

3.  Terrence M. Tierney                            1,500,000                    5.24%

4.  Michael Schenkein                              1,000,000                    3.48%

5.  Anna Petinova                                  1,000,000                    3.48%

6.  Andrew L. Schwab                                 300,000                    1.39%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       NAME                      AGE          POSITION                TERM            SINCE
       ----                      ---          --------                ----            -----
1.  Aziz Hirji                    47         Chairman                 6 years          7/98

2.  Terrence M. Tierney           38         Chief Executive          3 years          3/00
                                             Officer

3.  Michael Schenkein             49         President                3 years          6/00

4.  Anna Petinova                 36         Treasurer                1 year           7/98
                                             and Director

5.  Andrew L. Schwab              44         Secretary                1 year           4/00

AZIZ HIRJI

         Mr. Hirji has over 25 years of international business management and investment experience. He is the founder and Chairman of the Registrant, where he directs its strategic development. Prior to that, he held senior executive and director positions in a number of private companies in North America and Europe, covering a wide range of industries. Mr. Hirji has extensive experience in public and private capital raising transactions, restructuring and strategic planning. He is a founding Chairman of Villiers Capital Partners, LLC, an investment banking firm. Mr. Hirji is a graduate of the International Institute of Management in GlionSur-Montreux, Switzerland.

TERRENCE M. TIERNEY

         Mr. Tierney has been employed by the Registrant since March 2000. Prior to joining the Registrant, he was a business development consultant concentrating in the entertainment industry. He previously served as President and CEO of Power Station Entertainment Corporation.

         Mr. Tierney has over 15 years of professional business and legal experience and earned a BS degree in Aeronautics from St. Louis University and a JD degree from New York Law School.

MICHAEL SCHENKEIN

         Mr. Schenkein has served as President of the Registrant since June 2000. Prior to that, he had a consulting agreement with the Registrant to provide advisory services to develop entertainment content. Mr. Schenkein has extensive background in video and film post production, the entertainment industry and start-up companies. He has previously served as President of Big Picture Editorial, Inc., a post production facility that was later acquired by International Post Limited, a publicly traded company. During the last several years, Mr. Schenkein has specialized in identifying and raising capital for promising Internet companies.

         Mr. Schenkein attended Hofstra University and The New School majoring in English and Philosophy.

ANNA PETINOVA, PH.D.

         Dr. Petinova is a member of the Board of Directors and co-founder of the Registrant. She has a strong background in business development and extensive experience in the corporate environment. Her duties include overseeing corporate finance, and investor relations. Dr. Petinova is a co-founder and Managing Member of Villiers Capital Partners, LLC, an independent private investment banking firm. During the last four years, she co-led several investment projects assisting companies in raising financing and going public. Dr. Petinova was educated at the University of Aberdeen (U.K.), Moscow University (Russia), and has her Masters in Finance from the Zicklin School of Business at the City University of New York.

ANDREW L. SCHWAB

         Mr. Schwab has served as the Secretary of the Registrant since April 2000. He is a partner in the law firm of Snow, Becker & Krauss, P.C. Mr. Schwab is admitted to New York Bar. He holds a JD degree from New York University Law School.

ITEM 6. EXECUTIVE COMPENSATION

         The Registrant has entered into an employment agreement with each of its executive officers and directors.

         The Registrant entered into an employment agreement with the Chairman of the Board of Directors on January 1, 2000 and ending on December 31, 2005. The base annual salary for the first year is $300,000 with $180,000 being deferred compensation. Annual Compensation for the remainder of the term is $240,000 per annum. Commencing January 1, 2001 and on each succeeding anniversary date while the Agreement is in effect, the Chairman will receive three year options to purchase 100,00 shares of the Registrants Class A common stock at an exercise price of $1.00 per share. Additionally, the Chairman shall be entitled to a cash bonus, equal to one percent (1%) of the Registrant's net revenues (EBITDA).

         The Registrant has an "at will" employment agreement with the Chief Executive Officer, commencing on March 12, 2000. The annual salary is $120,000, subject to increase pursuant to annual review of the Board of Directors. The 1,500,000 shares of the Registrant's common stock granted under this agreement are subject to forfeiture (in whole or in part) if the Chief Executive Officer is terminated on or before March 1, 2003.

        Effective June 5, 2000, the Registrant has amended its Consulting Agreement with Wet Beak Holdings and Michael Schenkein to reflect Mr. Schenkein's election to the office of the President of the Registrant. The terms and conditions of the Agreement remain materially unchanged.

SUMMARY COMPENSATION TABLE

         No executive officer or director of the Registrant received cash or non-cash compensation in excess of $100,000 in the years 1998 or 1999.



  OFFICER                                    SALARY                    OTHER ANNUAL COMPENSATION
  -------                                    ------                    -------------------------
  Aziz Hirji                                 $300,000                  Stock Options based on
                                                                       performance

  Terrence M. Tierney                        $120,000                  500,000 shares of
                                                                       restricted common stock

  Michael Schenkein                          $120,000                  333,333 shares of
                                                                       restricted common stock

  Anna Petinova                              - 0 -                     - 0 -

  Andrew L. Schwab                           - 0 -                     300,000 shares of
                                                                       restricted common stock

         The Registrant has no outstanding share purchase options at this time. However, Mr. Hirji's Employment Agreement with the Registrant provides for certain performance-based stock options.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In March 2000, the Registrant entered into a five-year agreement (the "Financial Advisory Agreement") with Villiers Capital Partners, LLC ("VCP"). Pursuant to the Financial Advisory Agreement, VCP provides corporate finance, investor and financial relations, strategic and capital planning, and other financial and management advice to the Registrant. The base compensation is $3,500 monthly for the first year, $5,000 monthly for each of the second and third years, and $7,500 for each of the fourth and fifth years. The initial five-year term expires in March 2005. The Financial Advisory Agreement provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the base monthly compensation, VCP is entitled to receive a commission for any funds raised for the Registrant in accordance with the "'Lehman" formula, which ranges from one percent (1%) to five percent (5%) of the funds raised. VCP also provides a Treasurer to the Registrant, compensated at the rate of $3,500 per month.

         Aziz Hirji, the Registrant's Chairman of the Board of Directors, is a cofounder and member of VCP. Anna Petinova, the Registrant's Treasurer and Director, is a managing member of VCP.

ITEM 8. DESCRIPTION OF SECURITIES

(a) COMMON STOCK: At August 15, 2000, the Registrant had 28,693,800 shares of common stock outstanding. The Registrant's Articles of Incorporation, filed on July 17, 1998, authorized the issuance of up to 100,000,000 of the Registrant's common shares, with a par value of $0.001 per share. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share on a pro-rata basis in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

(b) PREFERRED STOCK:

         No preferred stock has been authorized for issuance at this time.

(c) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK": By virtue of Rule 3a51-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock". The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, and even barred, many brokerage firms from soliciting orders for certain low priced stocks.

         Still further, with respect to the trading of penny stocks, broker dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         Still even further, such broker-dealers have additional disclosure requirements, as set forth in the Securities Enforcement Act Remedies and Penny

Stock Reform Act of 1990. This act includes the requirement that a broker-dealer, prior to a transaction in a penny stock, must deliver a standardized risk disclosure disclosure document that provides information about penny stocks and the risks of the penny stock market.

         Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

         Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

         However, regardless of the price of the Registrant's stock, in the event the Registrant has (i) net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or (ii) $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as "penny stock".

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Registrant's common stock is not publicly traded.

         (a) HOLDERS: The Registrant has approximately 82 common stock shareholders.

         (b) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. There fore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         The Registrant is not involved in any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The accountant has not resigned, declined to stand for re-election, nor were they dismissed. The principal accountant's report on the financial statements for the last two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (a) RECENT SALES: The Registrant had the following stock issuance's as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

         1. On March 1,1999 11,000,000 shares of common stock at $.001 for a total valuation of $11,000 were issued to officers for services rendered.

         2. On March 30, 1999, 5,000,000 shares of common stock at $.001 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $5,000.

         3. On March 2, 2000, 55,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $55,000.

         4. On March 10, 2000, 23,100 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $23,100.

         5. On March 14, 2000, 4,550,000 shares of common stock at $.01 per share for a total valuation of $45,500 were issued to officers, employees, and management consultants for services rendered and for various services to be rendered.

         6. On March 14, 2000, 5,000,000 shares of common stock at $.05 per share for a total valuation of $250,000 were issued in exchange for two provisional patents and for various services to be rendered.

         7. On March 22, 2000 21,100 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $21,100.

         8. On March 28, 2000 10,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $10,000.

         9. On April 6, 2000, 62,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $62,000.

         10. On April 7, 2000, 25,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $25,000.

         11. On April 14, 2000, 46,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $46,000.

         12. On April 27, 2000, 19,600 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $19,600.

         13. On May 8, 2000, 1,000,000 shares of common stock at $.001 for a total valuation of $10,000 were issued to the officer for services rendered and for various services to be rendered.

         14. On May 17, 2000, 79,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $79,000.

         15. On May 24, 2000, 5,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $5,000.

         16. On May 31, 2000, 25,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $25,000.

         17. On June 6, 2000, 8,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $8,000.

         18. On June 12, 2000, 25,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $25,000.

         19. On June 15, 2000, 1,600,000 shares of common stock at $.01 per share for a total valuation of $16,000 were issued to management consultants for services rendered and for various services to be rendered.

         20. On June 23, 2000, 20,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $20,000.

         21. On June 26, 2000, 50,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $50,000.

         22. On June 27, 2000, 50,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $50,000.

         23. On July 13, 2000, 13,500 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $13,500.

         24. On August 14, 2000, 7,500 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $7,500.

         (b)    EXEMPTIONS FROM REGISTRATION:

         With respect to the issuance of the 5,000,000 common shares listed at Item 4(a) 2, the 55,000 common shares listed at Item 4(a)3, the 23,100 common shares listed at Item 4(a)4, the 21,100 common shares listed at Item 4(a)7, the 10,000 common shares listed at Item 4(a)8, the 62,000 common shares listed at Item 4(a)9, the 25,000 common shares listed at Item 4(a)10, the 46,000 shares listed at Item 4(a)11, the 19,600 common shares listed at
Item 4(a)12, the 79,000 common shares listed at Item 4(a)14, the 5,000 common shares listed at Item 4(a)15, the 25,000 common shares listed at Item 4(a)16, the 8,000 common shares listed at Item 4(a)17, the 25,000 common shares listed at Item 4(a)18, the 20,000 common shares listed at Item 4(a)20, the 50,000 common shares listed at Item 4(a)21, the 50,000 common shares listed at Item 4(a)22, the 13,5000 common shares listed at Item 4(a)23, and the 7,500 common shares listed at Item 4(a) 24, such issuances were made in reliance on the private placement exemptions provided by Section 4 (2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the act and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791 (collectively the "Nevada Statutes").

         With respect to the issuance of the 11,000,000 common shares listed at Item 4(a)1, the 4,550,000 common shares listed at Item 4(a)5, the 5,000,000 common shares listed at Item 4(a)6, the 1,000,000 common shares listed at Item 4(a) 13, and the 1,600,000 common shares listed at Item 4(a) 19, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement, a Consulting Agreement, or a Patent Assignment Agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and By-laws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act of omission by any such director or officers: provided, however, that the foregoing provision shall not eliminate or limit the liability of directors or officers (i) for acts of omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes. Although the state statutes allow for indemnification of officers and directors, the SEC rules prohibit indemnification of officers and directors of publicly held companies.

                                    PART F/S

         The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                          FINANCIAL STATEMENTS

   NO.                    DESCRIPTION
   ---                    -----------

   FS-1 Integrated Systems International, Inc. (A Developmental Stage Company) Financial Statements and Report of Independent Certified Public Accountant from July 16, 1998 (Date of Inception) to February 28, 1999 and for the Year Ended February 29, 2000

   FS-2 Planet Sweep (A Developmental Stage Company) Consolidated Financial Statements (Unaudited, Prepared By The Management) May 31, 2000

                                PART III

ITEM 1.  INDEX TO EXHIBITS

         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.  DESCRIPTION OF EXHIBITS

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:



         EXHIBIT NO.              DESCRIPTION
         -----------              -----------

         2                        CHARTER AND BY-LAWS*

              2.1 Certificate of Amendment of the Certificate of Incorporation of Integrated Systems International, Inc.*

              2.2 Corporate Charter and Articles of Incorporation of Integrated Systems International, Inc.*

              2.3                 By-Laws of Integrated Systems International,
                                  Inc.*

         3    NONE                INSTRUMENTS REFINING THE RIGHTS OF THE
                                  SECURITY HOLDERS*

         5    NONE                VOTING TRUST AGREEMENTS*

         6                        MATERIAL CONTRACTS*

              6.1 Assignment between Krystol Cameron and Integrated Systems International, Inc. dated 14th March 2000 for Anti-Bootleg Audio Encryption Patent.8*

              6.2 Assignment between Krystol Cameron and Integrated Systems International, Inc. dated 14th March 2000 for Automated Search Engine.*

              6.3 Employment Agreement between Integrated Systems International, Inc. and Aziz Hirji dated January 1, 2000.*

              6.4 Advisory Committee Agreement between Integrated Systems International, Inc. and Andrew L. Schwab dated March 1, 2000.*

              6.5 Financial Advisory Agreement between Villiers Capital Partners, LLC and Integrated Systems International, Inc. dated March 9, 2000.*

              6.6 Employment Agreement between Integrated Systems International, Inc. and Dennis K. Stewart dated March 12, 2000.*

              6.7 Employment Agreement between Integrated Systems International, Inc. and Terrence M. Tierney dated March 12, 2000.*

              6.8 Employment Agreement between Integrated Systems International, Inc. and Gary Burns dated March 14, 2000.*

              6.9 Employment Agreement between Integrated Systems International, Inc. and Trevor M. Alfried dated March 14, 2000.*

              6.10 Consulting Agreement between Integrated Systems International, Inc. and Kasstech, Inc. dated March 14, 2000.*

              6.11 Memorandum of Understanding between Integrated Systems International, Inc. and Loral CyberStar, Inc. dated March 17, 2000.*

              6.12 Co-Marketing Agreement between Integrated Systems International, Inc. and Access Power, Inc. dated April 28, 2000.*

              6.13                Consulting Agreement between Planet
                                  Sweep Entertainment, Michael Schenkein and
                                  Wet Beak Holdings, Inc. dated 8th of May,
                                  2000.*

              6.14 Employment Agreement between Integrated Systems International, Inc. and Adekunbi Oyebolu dated May 1, 2000.*

              6.15 Confidentiality/Non-Disclosure Agreement between Satama UA Inc. and ISYS Networks, Inc. dated May 12, 2000.*

              6.16 Office Service Agreement with HQ Business Centers dated June 1, 2000.*

         27                       FINANCIAL DATA SCHEDULE*

                 *                Previously Filed.


                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PLANET SWEEP, INC.



DATED: September 19, 2000           BY: /s/ TERRENCE M. TIERNEY
                                        --------------------------
                                        TERRENCE M. TIERNEY
                                        Chief Executive Officer

                  FINANCIAL STATEMENTS


No.                    Description
---                    -----------
FS-1                   Integrated Systems International, Inc. (A Developmental
                       Stage Company) Financial Statements and Report of
                       Independent Certified Public Accountant from July 16,
                       1998 (Date of Inception) to February 28, 1999 and for the
                       Year Ended February 29, 2000

FS-2                   Planet Sweep (A Developmental Stage Company) Consolidated
                       Financial Statements (Unaudited, Prepared By The
                       Management) May 31, 2000

                           FINANCIAL STATEMENT NO. 1


                      INTEGRATED SYSTEMS INTERNATIONAL, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                  FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANT FROM JULY 16, 1998
                   (DATE OF INCEPTION) TO FEBRUARY 28, 1999 AND
                       FOR THE YEAR ENDED FEBRUARY 29, 2000

                                                                      [LOGO]





                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                       AND

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

           FROM JULY 17, 1998 (DATE OF INCEPTION) TO FEBRUARY 28, 1999

                    AND FOR THE YEAR ENDED FEBRUARY 29, 2000

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                     FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

--------------------------------------------------------------------------------

                                    CONTENTS

                                                                         PAGE

Report of Independent Certified Public Accountants                        F-1

Financial Statements

  Balance Sheets                                                          F-2

  Statements of Operations                                                F-3

  Statements of Changes in Stockholders' Equity                           F-4

  Statements of Cash Flows                                                F-5

  Notes to Financial Statements                                        F-6-10

      9 ENDO BOULEVARD                     [LOGO]            TEL: 516 222-7780
GARDEN CITY, NEW YORK 11530                                  FAX: 516 222-2377





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
Integrated Systems International, Inc.

We have audited the accompanying balance sheets of Integrated Systems International, Inc. (a development stage company) as of February 29, 2000 and February 28, 1999, the related statements of operations, stockholders' equity and cash flows for the periods from inception (July 17, 1998) to February 28, 1999 and for the year ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Integrated Systems International, Inc. as of February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the period from inception (July 17, 1998) to February 28, 1999 and for the year ended February 29, 2000 in conformity with generally accepted accounting principles.


/s/ PRA Company, CPA's


Garden City, New York
June 16, 2000

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

--------------------------------------------------------------------------------


                                                                  February 29,     February 28,
                                                                      2000             1999
                                                                  ------------     ------------
                                    ASSETS

Cash                                                              $     55,000                -
                                                                  ------------     ------------
             Total assets                                         $     55,000     $          -
                                                                  ============     ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
   Accrued salary and expenses payable                            $     50,971     $      1,231
   Franchise taxes payable                                               2,472            1,236
   Investor deposits                                                         -            1,100
                                                                  ------------     ------------
         Total liabilities                                              53,443            3,567
                                                                  ------------     ------------
Commitment (Note 3)


Stockholders' equity
  Common stock, $.001 par value
   authorized: 100,000,000 shares;
   issued and outstanding: 16,055,000 shares - 2000;
     11,000,000 shares - 1999                                           16,055           11,000

  Additional paid-in capital                                            52,195                -
  Deficit accumulated during the development stage                     (66,693)         (14,567)
                                                                  ------------     ------------
         Total stockholders' equity (deficit)                            1,557           (3,567)
                                                                  ------------     ------------
             Total liabilities and stockholders' equity           $     55,000     $          -
                                                                  ============     ============

SEE NOTES TO FINANCIAL STATEMENTS.

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------


                                                                          July 17, 1998
                                                                            (Date of
                                                                            Inception)          Cumulative
                                                      Year Ended             Through             During
                                                      February 29,         February 28,         Development
                                                          2000                 1999                Stage
                                                     -------------        -------------        -------------
Expenses

    Officers' salary                                 $     40,000         $     11,000         $     51,000

    Professional fees                                      10,890                2,331               13,221

    Franchise taxes                                         1,236                1,236                2,472
                                                     -------------        -------------        ------------

Net loss                                             $    (52,126)        $    (14,567)        $    (66,693)
                                                     =============        =============        =============
Net loss per common share                            $       -            $       -            $      (0.01)
                                                     =============        =============        =============
Weighted average number of shares
    outstanding                                        15,605,929            9,546,256           13,286,290
                                                     =============        =============        =============

SEE NOTES TO FINANCIAL STATEMENTS.

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                                                                     Deficit
                                                                                                                   Accumulated
                                                                   Common Stock                 Additional         During the
                                                           ------------------------------         Paid-In          Development
                                             Total            Shares           Amount             Capital             Stage
                                         -----------       ------------       -----------       -----------        -----------

Issuance of common stock                 $   11,000         11,000,000        $   11,000                 -                  -

Net loss for period July 17, 1998
  (date of inception) through
  February 28, 1999                         (14,567)                 -                 -                 -         $  (14,567)
                                         -----------       ------------       -----------       -----------        -----------
Balance - February 28, 1999                  (3,567)        11,000,000            11,000                              (14,567)
Net proceeds from the sale
  of common stock                            57,250          5,055,000             5,055        $   52,195                  -

Net loss for the year
  ended February 29, 2000                   (52,126)                 -                 -                 -            (52,126)
                                         -----------       ------------       -----------       -----------        -----------

Balance - February 29, 2000              $    1,557         16,055,000        $   16,055        $   52,195         $  (66,693)
                                         ===========       ============       ===========       ===========        ===========

SEE NOTES TO FINANCIAL STATEMENTS.

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                               July 17, 1998
                                                                                 (Date of
                                                                                 Inception)       Cumulative
                                                                Year Ended         Through           During
                                                               February 29,      February 28,     Development
                                                                   2000             1999             Stage
                                                               -----------       -----------      -----------
Cash flows used in operating activities
   Cash paid to counsel                                        $   (3,900)       $   (1,100)      $   (5,000)

Cash flows from financing activities
   Proceeds from investor deposits                                      -             1,100            1,100
   Proceeds from sale of common stock                              58,900                 -           58,900
                                                               -----------       -----------      -----------

   Net increase and ending balance in cash                     $   55,000        $        -       $   55,000
                                                               ===========       ===========      ===========


                          RECONCILIATION OF NET LOSS TO
                       NET CASH FROM OPERATING ACTIVITIES


Net loss                                                       $  (52,126)       $  (14,567)      $  (66,693)
                                                               -----------       -----------      -----------
Adjustments to reconcile net loss to
  net cash used in operating activities
     Stock-based compensation                                           -            11,000           11,000
     Increase in liabilities
        Accrued salary and expenses payable                        46,990             1,231           48,221
        Income taxes payable                                        1,236             1,236            2,472
                                                               -----------       -----------      -----------

           Total adjustments                                       48,226            13,467           61,693
                                                               -----------       -----------      -----------

Net cash used in operating activities                          $   (3,900)       $   (1,100)      $   (5,000)
                                                               ===========       ===========      ===========

There were no cash payments for interest and income taxes paid during the period from inception (July 17, 1998) through February 29, 2000.

SEE NOTES TO FINANCIAL STATEMENTS.

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a) DESCRIPTION OF BUSINESS

         Integrated Systems International, Inc. (iSys), formed on July 17, 1998, is expected to be a provider of proprietary Internet technology and content development to Internet service providers throughout the world. Revenue will primarily be generated through electronic commerce licensing of its content and technologies to third parties, advertising and sponsorships, information technology consulting, and replication of compact discs, DVDs and CD-Roms.

         As of February 29, 2000, iSys has not earned any revenue. As a result, iSys is in the development stage. Activity through February 29, 2000 was devoted primarily to raising capital, development of corporate strategy and building of alliances.

         b) USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

         c) INCOME TAXES

         No income taxes were provided since iSys incurred losses from the date of inception (July 17, 1998) to February 28, 1999 and for the year ended February 29, 2000. Normally, taxes are provided on all revenue and expense items included in the statements of operations, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting income and taxable income.

         d) NET LOSS PER COMMON SHARE

         Net loss per common share was computed by dividing the net loss for the periods by the weighted average number of common shares outstanding during the periods.

NOTE 2 - STOCK BASED COMPENSATION

         The fair value of stock issued to officers for services rendered for the period ended February 28, 1999 is accounted for in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation". A total of 11,000,000 shares were issued each having a fair value approximating its par value of $.001. Compensation cost of $11,000 was charged to operations.


--------------------------------------------------------------------------------
                                     F-6

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000
--------------------------------------------------------------------------------

Note 3 - Commitment - Employment Agreement

         An employment agreement with the chief executive officer provides base annual compensation as follows:

                             Year Ending
                              February                      Amount
                              --------                      ------

                                2001                     $  300,000
                                2002                        240,000
                                2003                        200,000
                                                         ----------
                                                         $  740,000


         In addition, bonuses and stock options will be payable upon attainment of certain earnings goals.

NOTE 4 - INCOME TAXES

         ISys accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109). There were no income taxes provided for the period from inception to February 28, 1999 or for the year ended February 29, 2000. There were no differing methods of reporting income for tax purposes as compared to financial reporting purposes.

         Deferred tax assets and liabilities consist of the following:


                                                   2000       1999
                                                   ----       ----

         Deferred tax assets:
          Net operating loss carryover            $23,457    $6,555
          Less valuation allowance                 23,457     6,555
                                                  -------    ------
                                                  $    -     $   -
                                                  =======    ======
         Deferred tax liabilities                 $    -     $   -
                                                  =======    ======

         The valuation allowances provided for the periods are based on management's valuation of the likelihood of realization.

         ISys incurred net operating losses of $66,693 available to offset future income for financial reporting purposes expiring during the years ending February 28, 2018 and 2019, if not utilized.

NOTE 5 - SUBSEQUENT EVENTS

         a)  COMMON STOCK ISSUANCES

         During the period from March 1, 2000 through June 12, 2000, iSys sold 348,800 shares of common stock and raised $348,800 before sales commissions. All shares issued are restricted as to transferability for one year as stipulated in the share purchase agreements and are further limited by the resale provisions of SEC Rule 144.

--------------------------------------------------------------------------------
                                      F-7

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000
--------------------------------------------------------------------------------

NOTE 5 - SUBSEQUENT EVENTS (CONTINUED)

         b)  ADVISORY COMMITTEE AGREEMENT

         On March 1, 2000, an agreement was entered into with an individual to serve as chairman of the Advisory Committee. The individual is a partner in the law firm providing corporate counsel. The Advisory Committee is responsible for continually analyzing the business plan and objectives of iSys and making recommendations as to its improvement. As an inducement for his continued services, the chairman was awarded 300,000 shares of restricted common stock; 30,000 shares are fully vested and the remaining 270,000 shares will vest (assuming the chairman's continued service) in 45,000 share increments at the end of each six month period through March 1, 2003. These shares have been valued at $.01 per share for a total valuation of $3,000.

         c)  FINANCIAL ADVISORY AGREEMENT

         On March 9, 2000, iSys entered into an agreement with a related party controlled by certain members of management. The agreement includes services such as marketing to potential investors, the engagement of underwriters, investor services and relations, assisting in the preparation of required filings with the Securities and Exchange Commission and outsourced treasury functions. Compensation will be as follows:

                             Year Ending
                               February                  Amount
                               --------                  ------
                                 2001                 $  84,000
                                 2002                   102,000
                                 2003                   102,000
                                 2004                   132,000
                                 2005                   132,000
                                                        -------
                                                      $ 552,000
                                                        =======

         In addition, the related party received 600,000 shares of restricted common stock; 300,000 shares are fully vested and the remaining 300,000 shares will vest (assuming the continued use of the outsourced treasury functions) in 60,000 share increments at the end of each six month period through March 15, 2003. These shares have been valued at $.01 per share for a total valuation of $6,000.

         The related party will also be paid a fee based on a percentage of capital raised during the five-year term of the agreement.

         d)  CONTRIBUTION OF PATENTS/CONSULTING AGREEMENT

         On March 14, 2000, 6,000,000 shares of restricted stock was issued to Kasstech, Inc. in exchange for two provisional patents (an automated search engine and anti-bootleg technology) and for various services to be rendered. These shares have been valued at $.05 per share for a total valuation of $300,000.

         In addition, a consulting agreement was entered into with Kasstech, Inc. committing iSys to pay consulting fees of $10,000 per month through March 2005.

------------------------------------------------------------------------------

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000
--------------------------------------------------------------------------------

NOTE 5 - SUBSEQUENT EVENTS (CONTINUED)

         e)       EMPLOYMENT AGREEMENTS

                  Between March and May 2000, several employment agreements were entered into whereby iSys issued 2,450,000 shares of restricted stock to various employees. These shares vest over time based on those employees' continued service through 2003. These shares have been valued at $.01 per share for a total valuation of $24,500. Assuming continued employment, the shares will vest as follows:

                                   Year Ending                    Number
                                    February                    of Shares
                                    --------                    ---------

                                     2001                        408,333
                                     2002                        816,666
                                     2003                        816,666
                                     2004                        408,335
                                                                ---------
                                                               2,450,000
                                                               ==========
         f)       CONSULTING AGREEMENT - INFORMATION TECHNOLOGY

                  On April 1, 2000, a consultant was engaged to manage the information technology consulting practice of iSys. The consultant's compensation includes 1,000,000 shares of restricted stock that will vest (assuming the consultant's continued service) in 166,667 share increments at the end of each six month period through March, 2003. These shares have been valued at $.01 per share for a total valuation of $10,000.

                  In addition, the consulting agreement requires iSys to pay consulting fees of $7,900 per month through March 2003.

         g)       COOPERATIVE MARKETING AGREEMENT

                  On April 28, 2000, a marketing agreement was entered into with a seller of certain Internet services and products. iSys will earn commission income based upon revenues collected by the seller as a result of sales referred through a web link or otherwise by iSys.

         h)       CONSULTING AGREEMENT

                  On May 8, 2000, a consultant was engaged to serve as the director of content development. The consultant's compensation includes 1,000,000 shares of restricted stock that will vest (assuming the consultant's continued service) in 166,667 share increments at the end of each six month period through May 1, 2003. These shares have been valued at $.01 per share for a total valuation of $10,000.

                     INTEGRATED SYSTEMS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000
--------------------------------------------------------------------------------

NOTE 5 - SUBSEQUENT EVENTS (CONTINUED)

         i)       NAME CHANGES

                  On May 31, 2000, iSys changed its name to Planet Sweep, Inc.

         j)       AGREEMENT

                  As of June 15, 2000, an agreement of understanding was reached with an outside party to design and manage the travel section of the iSys website. The agreement will require payments of $10,000 per month during a three year term. In addition, iSys will issue 1,000,000 shares of restricted stock that will vest (assuming the party's continued service) in 166,667 share increments at the end of each six month period through May, 2003. These shares have been valued at $.01 per share for a total valuation of $10,000.

                         FINANCIAL STATEMENT NO. 2
                         -------------------------

      PLANET SWEEP (A DEVELOPMENTAL STAGE COMPANY) CONSOLIDATED FINANCIAL
       STATEMENTS (UNAUDITED, PREPARED BY THE MANAGEMENT) MAY 31, 2000

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  MAY 31, 2000









                       UNAUDITED - PREPARED BY MANAGEMENT

                                PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               FINANCIAL STATEMENTS
                                   MAY 31, 2000


--------------------------------------------------------------------------------

                                    CONTENTS

                                                                      PAGE
Balance Sheets                                                         F-1

Statements of Operations                                               F-2

Statements of Changes in Stockholders' Equity (Deficit)                F-3

Statements of Cash Flows                                               F-4

Notes to Financial Statements                                        F-5-8

                       UNAUDITED - PREPARED BY MANAGEMENT

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
----------------------------------------------------------------------------------------------
                                                                                 MAY 31
                                                                       -----------------------
                                                                          2000         1999
                                                                       ----------     ---------
                                        ASSETS
Current assets
  Cash and cash equivalents                                            $  55,748
  Accounts receivable                                                      2,665
  Prepaid expenses and other assets                                       15,833
                                                                       ---------      ---------
      Total current assets                                                74,246
                                                                       ---------      ---------
Other assets
  Patents                                                                250,000
  Deferred software costs                                                 67,235
  Office furnishings                                                       7,598
  Security deposit                                                         6,220
                                                                       ---------      ---------
                                                                         331,053
                                                                       ---------      ---------
                                                                       $ 405,299
                                                                       =========      =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
  Accounts and accrued expenses payable                                $ 142,339      $   2,596
  Franchise taxes payable                                                  1,236          1,236
                                                                       ---------      ---------
      Total current liabilities                                          143,575          3,832
                                                                       ---------      ---------
Commitment (Note 7)

Stockholders' equity
  Common stock, $.001 par value
    Authorized: 100,000,000 shares
    Issued and outstanding: 27,070,800 shares (2000);
      16,000,000 shares (1999)                                            27,071         16,000
  Additional paid-in capital                                             648,274
  Unearned compensation                                                  (53,700)
  Deficit accumulated during the development stage                      (359,921)       (19,832)
                                                                       ---------       ---------
                                                                         261,724        (3,832)
                                                                       ---------       ---------

                                                                       $ 405,299       $
                                                                       =========       =========

               UNAUDITED - PREPARED BY MANAGEMENT
SEE NOTES TO FINANCIAL STATEMENTS.

------------------------------------------------------------------------------


                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------
                                                             Three Months Ended         Cumulative
                                                                   May 31                 During
                                                    -------------------------------     Development
                                                          2000              1999           Stage
                                                    ------------       ------------     ------------
Revenues                                             $    5,383                         $  5,383
                                                     -----------        -----------     ---------
Expenses
   Payroll and benefits                                 148,819                           199,819
   Consulting                                            68,642                            68,642
   Professional fees                                     50,850         $    5,265         64,071
   Office                                                14,058                            14,058
   Disc replication                                       3,784                             3,784
   Travel, entertainment and promotion                    3,823                             3,823
   Rent                                                   2,500                             2,500
   Other general and administrative                       6,135                             8,607
                                                     -----------        -----------     ---------
                                                        298,611              5,265        365,304
                                                     -----------        -----------     ---------

Net loss                                             $ (293,228)        $   (5,265)   $  (359,921)
                                                     ===========        ===========   ============

Net loss per common share                            $     (.01)                      $      (.02)
                                                     ===========        ===========   ============

Weighted average number of shares outstanding        21,388,000         13,500,000     14,624,000
                                                     ===========        ===========   ============

                       UNAUDITED - PREPARED BY MANAGEMENT

SEE NOTES TO FINANCIAL STATEMENTS.
----------------------------------------------------------------------------------------------------
                                      F-2

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                    THREE MONTHS ENDED MAY 31, 2000 AND 1999

--------------------------------------------------------------------------------

                                                                                                                      Deficit
                                                                                                                    Accumulated
                                                               Common Stock           Additional                      During the
                                                         -------------------------     Paid-In       Unearned       Development
                                               Total        Shares         Amount      Capital     Compensation        Stage
                                           -----------   -----------    ----------   -----------   ------------    -------------
Balance - March 1, 1999                    $   (3,567)    11,000,000    $   11,000                                 $  (14,567)

Issuance of stock                               5,000      5,000,000         5,000

Net loss                                       (5,265)                                                                 (5,265)
                                           -----------   -----------    ----------   -----------   ------------    -------------
Balance - May 31, 1999                     $   (3,832)    16,000,000    $   16,000                                 $  (19,832)
                                           ===========   ===========    ==========   ===========   ============    =============
Balance - March 1, 2000                    $    1,557     16,055,000    $   16,055    $   52,195                   $  (66,693)

Capital contributions, net of brokerage
   commissions of $15,705                     300,095        315,800           316       299,779

Stock issued to acquire patents               250,000      5,000,000         5,000       245,000

Stock - based compensation to
   employees/nonemployees                       3,300      5,700,000         5,700        51,300    $  (53,700)

Net loss                                     (293,228)                                                               (293,228)
                                           -----------   -----------    ----------    ----------    -----------    --------------
Balance - May 31, 2000                     $  261,724     27,070,800    $   27,071    $  648,274    $  (53,700)    $ (359,921)
                                           ===========   ===========    ==========    ==========    ===========    ==============

                                       UNAUDITED - PREPARED BY MANAGEMENT
SEE NOTES TO FINANCIAL STATEMENTS.
-------------------------------------------------------------------------------

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                        Three Months Ended           Cumulative
                                                                             May 31                    During
                                                                 ---------------------------         Development
                                                                    2000              1999              Stage
                                                                 ----------       ----------         -----------
Cash flows used in operating activities
  Cash received from customers                                   $   2,718                           $   2,718
  Cash paid to suppliers and employees                            (235,187)       $   (3,900)         (240,187)
                                                                 ----------       ----------         -----------
        Net cash used in operating activities                     (232,469)           (3,900)         (237,469)
                                                                 ----------       ----------         -----------
Cash flows used in investing activities
  Additions to internally developed software                       (67,235)                            (67,235)
  Acquisition of office furnishings                                 (7,598)                             (7,598)
                                                                 ----------       ----------         -----------
                                                                   (74,833)                            (74,833)
                                                                 ----------       ----------         -----------
Cash flows from financing activities
  Net proceeds from sale of common stock                           308,050             3,900           368,050
                                                                 ----------       ----------         -----------
Net increase in cash and cash equivalents                              748                              55,748

Cash and cash equivalents, beginning                                55,000
                                                                 ----------       ----------         -----------
Cash and cash equivalents, ending                                $  55,748        $                  $  55,748
                                                                 ==========       ==========         ===========

                          RECONCILIATION OF NET LOSS TO
                       NET CASH FROM OPERATING ACTIVITIES

Net loss                                                         $(293,228)       $   (5,265)        $(359,921)
                                                                 ----------       -----------        -----------
Adjustments to reconcile net loss to
   net cash used in operating activities
      Stock-based compensation                                       3,300                              14,300
      Increase in assets
         Accounts receivable                                        (2,665)                             (2,665)
         Prepaid expenses and other assets                         (15,833)                            (15,833)
         Security deposit                                           (6,220)                             (6,220)
      Increase (decrease) in liabilities
         Accounts and accrued expenses payable                      83,413             1,365           131,634
         Franchise taxes payable                                    (1,236)                              1,236
                                                                 ----------       -----------        ----------
                                                                    60,759             1,365           122,452
                                                                 ----------       -----------        ----------
Net cash used in operating activities                            $(232,469)       $   (3,900)        $(237,469)
                                                                 ==========       ===========        ==========
Non-cash investing and financing activity:

 Fair value of patents acquired through
   issuance of common stock                                      $ 250,000
                                                                 ==========

                      UNAUDITED - PREPARED BY MANAGEMENT
SEE NOTES TO FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000

-------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a)       DESCRIPTION OF BUSINESS

                  Planet Sweep, Inc. (the Company), was formed as Integrated Systems International, Inc. on July 17, 1998. The Company, which changed its name to Planet Sweep, Inc. on May 31, 2000, will provide proprietary Internet technology and content development to Internet service providers throughout the world. Revenue will primarily be generated through electronic commerce, licensing of its content and technologies to third parties, advertising and sponsorships, digital professional services, and replication of compact discs, DVDs and CD-Roms. Activity through May 31, 2000 was devoted primarily to raising capital, development of corporate strategy and building of alliances.

         b)       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

         c)       INCOME TAXES

                  No income taxes are provided because losses have been incurred since the date of inception. Normally, income taxes are provided on all revenue and expense items included in the statements of operations, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting and taxable income.

         d)       NET LOSS PER COMMON SHARE

                  Net loss per common share was computed by dividing the net loss for the periods by the weighted average number of common shares outstanding during the periods.

         e)       CASH AND CASH EQUIVALENTS

                  Cash equivalents consist of a money market fund. The fund, having a balance approximating $64,000 as of May 31, 2000, is not federally insured.

                       UNAUDITED - PREPARED BY MANAGEMENT

------------------------------------------------------------------------------

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000

-------------------------------------------------------------------------------

NOTE 2 - STOCK-BASED COMPENSATION

         Stock-based compensation cost is accounted for under Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits continued application of the intrinsic value method of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB No. 25"). Under the intrinsic value method, compensation cost represents the excess, if any, of the market price of the Company's common stock at the grant date over the amount the grantee must pay for the stock. Common stock issued to nonemployees in exchange for goods and services is accounted for based on the fair value of the goods or services received or the fair value of the stock issued, whichever can be more reliably measured. On March 14, 2000, the Company issued 5,000,000 shares of restricted stock to an unrelated party in exchange for two provisional patents (an automated search engine and anti-bootleg technology) and for various services to be rendered. These patents have been valued at $250,000, or $.05 per share. Amortization of the patents will commence in June 2000 and will be recorded over their expected useful lives of two years by the straight-line method.

         In addition, 5,700,000 shares of restricted stock were issued to employees (2,750,000) and others (2,950,000) during the three months ended May 31, 2000 for services rendered and to be rendered. These shares have been valued at $.01 per share and caused the Company to record consulting expenses (rendered as of May 31, 2000) and unearned compensation (to be rendered after May 31, 2000) of $3,300 and $53,700, respectively. The unearned compensation will be amortized to expense over the related service periods, which continue through 2003.

NOTE 3 - INCOME TAXES

         The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES. Due to the operating losses, there have been no income taxes provided since inception. There are no significant differences between financial and income tax reporting for the treatment of income and expense.

         Deferred tax assets consist of the following:

                                                                       MAY 31
                                                           --------------------------
                                                               2000            1999
                                                           -----------     ----------
              Deferred tax assets
                Net operating loss carryover                $ 162,000       $   9,000
                Less: valuation allowance                     162,000           9,000
                                                           -----------     ----------
                                                            $     -0-       $     -0-
                                                           ===========     ==========

                        UNAUDITED - PREPARED BY MANAGEMENT


------------------------------------------------------------------------------

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000

--------------------------------------------------------------------------------

NOTE 3 - INCOME TAXES (CONTINUED)

         The benefit of the Company's net operating loss carryforward has been reduced 100% by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net operating loss will be recognized in the future.

         Net operating loss carryforwards approximating $360,000 are available to reduce future taxable income. These carryforwards expire during 2018 through 2020.

NOTE 4 - DEFERRED SOFTWARE COSTS

         Deferred software costs consist of consulting fees paid to a stockholder for the development of a search engine interface and website. Such costs will be amortized over the expected useful lives of the software, which is estimated to be two years, by the straight-line method. The software will be placed into service during the quarter ended August 31, 2000.

NOTE 5 - OFFICE FURNISHINGS

         Office furnishings consist of a gas plasma screen that will be placed into service in June 2000. Depreciation will be provided by the straight-line method over the estimated useful life of seven years.

NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company had the following transactions with various stockholders:

                                                       Three Months
                                                           Ended
                                                          May 31,
                                                           2000
                                                       ------------
            Consulting fees                            $  54,000
            Legal fees                                    19,000
            Brokerage commissions                         15,705
            Patents                                      250,000
            Software costs                                67,235

                                                              May 31
                                                       -------------------
                                                          2000       1999
                                                       ---------   --------
            Accounts and accrued expenses payable      $  28,000   $   721

         In addition, included in accounts payable and accrued expenses as of May 31, 2000 is $60,000 of payroll costs owed to an officer/stockholder.

                       UNAUDITED - PREPARED BY MANAGEMENT

--------------------------------------------------------------------------------

                               PLANET SWEEP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000

-------------------------------------------------------------------------------

NOTE 7 - COMMITMENTS

         a)       EMPLOYMENT AGREEMENT

                  An employment agreement with an officer provides base annual compensation as follows:

                        Year Ending
                        February
                        --------
                          2001 (nine months)             $   240,000
                          2002                               240,000
                          2003                               200,000
                                                         -----------
                                                         $   680,000
                                                         ===========

         b)       FINANCIAL ADVISORY AND OTHER CONSULTING AGREEMENTS

                  Agreements entered into with stockholders will require compensation as follows:

                        Year Ending
                        February
                        --------
                          2001 (nine months)             $   314,100
                          2002                               436,800
                          2003                               436,800
                          2004                               272,000
                          2005                               252,000
                                                         -----------
                                                         $ 1,711,700
                                                         ===========

                  In addition, the financial advisory agreement requires the Company to pay a percentage of capital raised during the agreement's five-year term.

NOTE 8 - SUBSEQUENT EVENT - COMMON STOCK PROCEEDS

         During the period from June 1, 2000 through August 15, 2000, the Company realized approximately $175,000 of net proceeds from the sale of common stock. All shares issued are restricted as to transferability for one year as stipulated in the share purchase agreements and are further limited by the resale provisions of Sec. Rule 144.

                       UNAUDITED - PREPARED BY MANAGEMENT

--------------------------------------------------------------------------------

                             EXHIBITS


EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
    2.1               Certificate of Amendment of the Certificate of
                      Incorporation of Integrated Systems International, Inc.

    2.2               Corporate Charter and Articles of Incorporation of
                      Integrated Systems International, Inc.

    2.3               By Laws of Integrated Systems International, Inc.

    6.1               Assignment between Krystol Cameron and Integrated
                      Systems International, Inc. dated 14th March 2000 for
                      Anti-Bootleg Audio Encryption Patent.

    6.2               Assignment between Krystol Cameron and Integrated
                      Systems International, Inc. dated 14th March 2000 for
                      Automated Search Engine.

    6.3               Employment Agreement between Integrated Systems
                      International, Inc. and Aziz Hirji dated January 1, 2000.

    6.4               Advisory Committee Agreement between Integrated Systems
                      International, Inc. and Andrew L. Schwab dated March 1,
                      2000.

    6.5               Financial Advisory Agreement between Villiers Capital
                      Partners, LLC and Integrated Systems International, Inc.
                      dated March 9, 2000.



    6.6               Employment Agreement between Integrated Systems
                      International, Inc. and Dennis K. Stewart dated March 12,
                      2000.

    6.7               Employment Agreement between Integrated Systems
                      International, Inc. and Terrence M. Tierney dated
                      March 12, 2000.

    6.8               Employment Agreement between Integrated Systems
                      International, Inc. and Gary Burns dated March 14, 2000.

    6.9               Employment Agreement between Integrated Systems
                      International, Inc. and Trevor M. Alfried dated March 14,
                      2000.

   6.10               Consulting Agreement between Integrated Systems
                      International, Inc. and Kasstech, Inc. dated March 14,
                      2000.

   6.11               Memorandum of Understanding between Integrated Systems
                      International, Inc. and Loral CyberStar, Inc. dated
                      March 17, 2000.

   6.12               Co-Marketing Agreement between Integrated Systems
                      International, Inc. and Access Power, Inc. dated April 28,
                      2000.

   6.13               Consulting Agreement between Planet Sweep Entertainment,
                      Michael Schenkein and Wet Beak Holdings, Inc. dated 8th of
                      May, 2000.

   6.14               Employment Agreement between Integrated Systems
                      International, Inc. and Adekunbi Oyebolu dated May 1,
                      2000.



   6.15               Confidentiality/Non-Disclosure Agreement between Satama
                      UA Inc. and ISYS Networks, Inc. dated May 12, 2000.

   6.16               Office Service Agreement with HQ Business Centers dated
                      June 1, 2000.

27                    Financial Data Schedule